UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 8, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Senior Mortgage Loan – FTL Investment Group, LLC & 1500 Hi Point, LLC

On October 16, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,650,000, (the “1500 FTL Senior Loan”). The Borrower is a tenancy in common formed by1500 Hi Point, LLC and FTL Investment Group, LLC, both California limited liability companies (“1500 FTL”). 1500 FTL used the loan proceeds to acquire approximately 27,000 square feet of land located at 1500 Hi Point Street, Los Angeles, CA 90019 (the “1500 FTL Property”). The 1500 FTL Property is composed of four parcels, all of which are unimproved. 1500 FTL intended to apply for permits for the construction of 58 apartment units on the site. Details of this acquisition can be found here.

1500 FTL completed its business plan and obtained necessary entitlements and approvals to build 58 apartment units on the 1500 FTL Property. 1500 FTL needs to secure construction permits prior to breaking ground.

Consequently, on March 8, 2021, 1500 FTL paid off the investment for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 9.0%. 1500 FTL repaid the 1500 FTL Senior Loan by refinancing with a construction loan.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 12, 2021